                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2009
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on March 12, 2009.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: March 12, 2009
                                                By: /s/ Ety Sabach
                                                --------------------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

            G. WILLI-FOOD REPORTS NET LOSS OF NIS 7.5 MILLION FOR THE
           FOURTH QUARTER OF 2008 AND NET LOSS OF NIS 0.8 MILLION FOR
                                   FISCAL 2008

              PRICE VOLATILITY OF GLOBAL FOOD COMMODITES CONTINUES

YAVNE, ISRAEL - MARCH 12, 2009 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its audited financial results for the fourth quarter and fiscal year ended December 31, 2008.

FOURTH QUARTER FISCAL 2008 SUMMARY

     o    34.8% increase in sales over fourth quarter of 2007

     o    7.4% gross profit in fourth quarter of 2008

     o    Operating loss of NIS 6.7 million (US $1.8 million) in fourth quarter
          2008

     o    Loss before taxes of NIS 10.5 million (US $2.8 million) in fourth quarter of 2008

     o    Loss after taxes of NIS 8.6 million (US $2.3 million) in fourth quarter of 2008

     o    Net loss related to Company Shareholders of NIS 7.5 million (US $2.0 million) in fourth quarter of 2008

Sales for the fourth quarter of fiscal 2008 increased by 34.8% to NIS 84.6 million (US $22.3 million) compared to sales of NIS 62.8 million (US $16.5 million) in the fourth quarter of 2007. Willi-Food's organic growth in its home market of Israel was very slow in the fourth quarter, and most of the sales increase resulted from the recent consolidation of the revenues of the two subsidiaries - Shamir Salads and the Danish dairy distributor.

Gross profit for the fourth quarter of 2008 increased by 14.6% to NIS 6.3 million (US $1.7 million) compared to gross profit of NIS 5.5 million (US $1.4 million) in the fourth quarter of 2007. Fourth quarter gross margin was 7.4%
compared to gross margin of 8.7% during the same period in 2007. As previously announced by the Company on December 29, 2008, during the fourth quarter of
2008, the global purchase prices of food products sharply decreased, resulting in the sharp decrease in the selling prices of the Company's products as well.
Because the Company's commitments to purchase food products were based on higher prices from its vendors, the immediate consequence was a decline in the gross margin in the fourth quarter of 2008 and the Company expects a further decline until approximately mid 2009 when the Company will complete the sale of the inventory in the orders from vendors backlog acquired at the higher prices. The decrease of global purchase prices of food products compounded with the recent strengthening of the U.S. dollar versus the NIS (a depreciation of more then 11%
of the value of the NIS in the fourth quarter of 2008) and the general effects of the global economic recession, led to a gross margin of 7.4% in the fourth quarter of 2008. The gross margin for the fourth quarter of 2007 was also impacted by an impairment charge in the amount of NIS 3.2 million (US $0.8 million) for expired and unsaleable Laish inventory.

To the extent that global purchase prices of food products continue to decline, or the depreciation of the NIS versus the U.S. dollar will continue (the depreciation of the NIS versus the U.S. dollar from January 1, 2009 through
March 10, 2009 was 12%), the Company's gross margins may be impacted beyond the second quarter of 2009 because the Company must continue to purchase inventory from foreign vendors in advance to take into account the time for manufacture and shipment of products.

Mr. Zwi Williger, President and COO of Willi-Food commented, "Fourth quarter results were affected by the sharp decrease in global purchase prices, the depreciation of the NIS versus the U.S. dollar, the continued environment of uncertainty in the global financial markets, and the recession that has begun in our home market. We believe that Willi-Food's results in 2009 will be affected by the economic situation and significant recession that has affected our customers and the global markets."

Willi-Food's operating loss for the fourth quarter of 2008 decreased by 25.9% to
NIS 6.7 million (US $1.8 million) compared to NIS 9.0 million (US $2.4 million)
reported in the comparable quarter of last year. Selling expenses as a percentage of revenues increased in the fourth quarter of 2008 to 9.4% compared to 8.5% in the fourth quarter of 2007. General and administrative expenses as a percentage of revenue decreased in the fourth quarter of 2008 to 4.7% from 10.5%
in the fourth quarter of 2007. General and administrative expenses in the fourth quarter of 2007 included an unrecoverable accounts receivables adjustment in the amount of NIS 2.2 million (US $0.6 million) at Laish. In addition, impairment of goodwill related to the Danish dairy distributor was NIS 1.1 million million (US
$0.3 million) in the fourth quarter of 2008 compared to an impairment of goodwill related to Laish in the ammount of NIS 3.1 million (US $0.8 million) in the fourth quarter of 2007.

Willi-Food's loss before taxes for the fourth quarter of 2008 increased by 22.2%
to NIS 10.5 million (US $2.8 million) compared to loss before taxes of NIS 8.6 million (US $2.3 million) recorded in the fourth quarter of 2007. Willi Food's net loss related to Company Shareholders in the fourth quarter of 2008 decreased by 5.1% to NIS 7.5 million (US $2.0 million), or NIS 0.73 (US $0.19) per share compared to a net loss related to Company Shareholders of NIS 7.9 million (US
$2.1 million), or NIS 0.77 (US $0.20) per share, recorded in the fourth quarter of 2007.

FISCAL 2008 SUMMARY

     o    39.9% increase in sales over fiscal 2007

     o    33.2% increase in gross profit over fiscal 2007

     o    48.1% increase in operating income over fiscal 2007

     o    76.4% decrease in income before taxes on income over fiscal 2007

     o    94.2% decrease in income after taxes on income over fiscal 2007

     o    Net loss related to Company Shareholders of NIS 0.8 million (US $0.2 million) in fiscal 2008 compared with net income related to Company
          Shareholders of NIS 2.3 million (US $0.6 million) in fiscal 2007

Willi-Food's sales for fiscal 2008 increased by 39.9% to NIS 349.2 million (US
$91.9 million) compared to sales of NIS 249.7 million (US $65.7 million) in fiscal 2007. Gross profit for 2008 increased 33.2% to NIS 67.6 million (US $17.8 million) compared to gross profit of NIS 50.7 million (US $13.3 million) for the prior year. Gross margin in 2008 was 19.4% compared to gross margin of 20.3% in
2007.

Operating income in 2008 increased by 48.1% to NIS 7.4 million (US $2.0 million)
from NIS 5.0 million (US $1.3 million) reported in 2007. Income before taxes in
2008 decreased by 76.4% to NIS 1.7 million (US $0.5 million) compared to NIS 7.3 million (US $1.9 million) recorded in 2007. Net loss related to Company
Shareholders in 2008 was NIS 0.8 million (US $0.2 million), or NIS 0.08 (US
$0.02) per share, compared to net income related to the Company Shareholders, of
NIS 2.3 million (US $0.6 million), or NIS 0.23 (US $0.06) per share, recorded in
2007.

OUTLOOK

Mr. Williger commented, "Willi-Food is facing a global recession that we expect will harm our results in 2009 - both in terms of sales and net profit. In 2008, we faced challenges pertaining to food commodities that exceeded global inflation rates. Our top line growth was a reflection of the synergies we have created to channel the broad range of products coming from our own sourcing and that of our subsidiaries. We expect that growth to stop in 2009 due to the global economic situation and to increased unemployment both of which are affecting, and we expect will continue to affect, our customer base, both in the retail and in the wholesale markets, in Israel and abroad. "

Mr. Williger concluded, "In light of the anticipated continued recession and increasing unemployment rates, our foreseeable challenges ahead will be in managing our expenses, and in particular the cost of our products, to an acceptable degree in order to accommodate our consumers' anticipated desire to acquire lower cost products. We hope that in these difficult times we will be able to maintain our customer base both in the retail and in the wholesale markets."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
2,500 food products manufactured by some 120 top-tier suppliers throughout the world to more than 1,500 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operates several subsidiaries: its subsidiary, Gold Frost Ltd., develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; the joint venture with the Baron Family engages in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the Company's website at
http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2008, U.S. $1.00 equals
NIS 3.802. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month and fiscal year ended December 31, 2008 are presented in accordance with International Financial
Reporting Standards ("IFRS"). In prior years the Company prepared its financial reports in accordance with generally accepted accounting principles in Israel
("IL GAAP"). The Company recasted the comparative amounts included in this financial results to IFRS.

COMPANY CONTACT:

G. WILLI FOOD INTERNATIONAL LTD.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31,
                                                           ---------------------------------------
                                                            2 0 0 8        2 0 0 7       2 0 0 8 (*)
                                                           --------       --------        --------
                                                                     NIS                 US DOLLARS
                                                           -----------------------        --------
                                                                        (IN THOUSANDS)
                                                           ---------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                 78,749         61,649          20,713
   Marketable securities                                      9,367         31,267           2,464
   Trade receivables                                         79,599         63,798          20,936
   Other receivables and prepaid expenses                     6,443          2,520           1,695
   Inventories                                               34,417         31,020           9,052
                                                           --------       --------        --------
      TOTAL CURRENT ASSETS                                  208,575        190,254          54,860
                                                           --------       --------        --------

FIXED ASSETS
Cost                                                         54,920         44,569          14,445
Less: accumulated depreciation and amortization              12,813          8,355           3,370
                                                           --------       --------        --------

                                                             42,107         36,214          11,075
                                                           --------       --------        --------

OTHER ASSETS, NET                                            22,660         12,984           5,959
                                                           ========       ========        ========
                                                            273,342        239,452          71,894
                                                           ========       ========        ========

      LIABILITIES AND SHAREHOLDERS'
      EQUITY

CURRENT LIABILITIES
      Short-term loans                                       17,561          5,978           4,619
      Trade payables                                         53,728         34,330          14,132
      Related parties                                         1,467          3,945             386
      Other payables and accrued expenses                    13,296          3,356           3,497
                                                           --------       --------        --------
      TOTAL CURRENT LIABILITIES                              86,052         47,609          22,634
                                                           --------       --------        --------

LONG TERM LIABILITIES
      Long term loan                                            267              -              70
      Deffered tax                                              442             33             116
      Accrued severance pay                                     994            163             261
                                                           --------       --------        --------
      TOTAL LONG TERM LIABILITIES                             1,703            196             447
                                                           --------       --------        --------

WARRANTS TO ISSUE SHARES                                          5          1,040               1
                                                           --------       --------        --------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares, issued and
         outstanding - 10,267,893 shares                      1,113          1,113             293
      Additional paid-in capital                             59,056         59,056          15,533
      Capital fund                                              247              -              65
      Foreign currency translation reserve                      369           (414)             97
      Retained earnings                                     111,447        112,233          29,313
      Minority Interest                                      13,350         18,619           3,511
                                                           --------       --------        --------
                                                            185,582        190,607          48,812
                                                           ========       ========        ========
                                                            273,342        239,452          71,894
                                                           ========       ========        ========

(*)Convenience translation into US dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------
                                                    2 0 0 8            2 0 0 7           2 0 0 8 (*)
                                                  -----------        -----------        -----------
                                                              NIS                        US DOLLARS
                                                  ------------------------------        -----------
                                                         (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                                  -------------------------------------------------

Sales                                                 349,227            249,693             91,853
Cost of sales                                         281,651            198,961             74,080
                                                  -----------        -----------        -----------

   GROSS PROFIT                                        67,576             50,732             17,773
                                                  -----------        -----------        -----------

Selling expenses                                       33,759             24,263              8,879
General and administrative  expenses                   23,127             18,869              6,083
Other (Income) Expense                                  2,195               (470)               577
Impairment of Goodwill                                  1,067              3,054                280
                                                  -----------        -----------        -----------

   Total operating expenses                            60,148             45,716             15,819
                                                  -----------        -----------        -----------

   OPERATING INCOME                                     7,428              5,016              1,954

Financial income                                       (4,095)             2,304             (1,077)
Financial expense                                       1,612                 30                424
                                                  -----------        -----------        -----------

 Income before taxes on income                          1,721              7,290                453

 Taxes on income                                        1,454              2,649                382
                                                  -----------        -----------        -----------

 INCOME AFTER TAXES ON INCOME                             267              4,641                 71
                                                  ===========        ===========        ===========

RELATED TO:
Company Shareholders'                                    (786)             2,339               (206)
 Minority interest                                      1,053              2,302                277
                                                  -----------        -----------        -----------

   NET INCOME                                             267              4,641                 71
                                                  ===========        ===========        ===========

Earnings per share data:

Earnings  per share:

   Basic                                                (0.08)              0.23              (0.02)
                                                  ===========        ===========        ===========

   Diluted                                              (0.08)              0.23              (0.02)
                                                  ===========        ===========        ===========

Shares used in computing basic and diluted
  earnings per ordinary share:                     10,267,893         10,267,893         10,267,893
                                                  ===========        ===========        ===========

(*) Convenience translation into US dollars